HIVE Blockchain Technologies Ltd.

Consolidated Financial Statements

For the years ended March 31, 2023 and 2022

(Expressed in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HIVE Blockchain Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of HIVE Blockchain Technologies Ltd. and its subsidiaries (together, the "Company") as of March 31, 2023, and 2022 and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
(PCAOB ID: 731)

June 29, 2023

HIVE Blockchain Technologies Ltd. Consolidated Statements of Financial Position (Expressed in US dollars unless otherwise indicated)

	Notes	March 31, 2023	March 31, 2022

Assets
Current assets
Cash		$4,372,837	$5,318,922
Amounts receivable and prepaids	7	9,353,875	6,758,017
Investments	6	2,866,181	17,000,742
Digital currencies	8	65,899,449	170,000,412
		82,492,342	199,078,093

Plant and equipment	9	87,228,302	177,542,744
Long term receivable	7	5,814,779	3,036,274
Deposits, net of provision	10	9,541,822	59,693,744
Right of use asset	16	10,973,183	12,587,882
Goodwill and intangible asset	11	67,119	335,594
Total assets		$196,117,547	$452,274,331

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	13	$9,353,631	$12,376,825
Current portion of lease liability	16	2,330,341	2,164,658
Term loan	15	7,138,945	9,375,244
Loans payable	14	1,224,102	1,224,102
Current income tax liability	19	1,846,102	1,013,803
		21,893,121	26,154,632
Convertible loan - liability component	12	4,728,684	5,599,007
Convertible loan - derivative component	12	481,998	4,986,354
Loans payable	14	11,853,946	14,468,237
Lease liability	16	8,138,067	10,484,536
Deferred tax liability	19	206,000	1,529,000
Total liabilities		47,301,816	63,221,766

Equity
Share capital	20	419,213,365	413,660,484
Equity reserve		18,863,725	12,236,169
Accumulated other comprehensive income		7,404,497	23,399,468
Accumulated deficit		(296,665,856)	(60,243,556)
Total equity		148,815,731	389,052,565
Total liabilities and equity		$196,117,547	$452,274,331

Nature of operations (Note 1)
Commitments and contingencies (Note 17)
Subsequent events (Note 29)

Approved by the Board of Directors and authorized for issue on: June 29, 2023

"Frank Holmes"	Director

"Marcus New"	Director

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Income and Comprehensive Income (Expressed in US dollars unless otherwise indicated)

		Year ended March 31,
	Notes	2023	2022

Revenue from digital currency mining	8	$106,088,504	$209,608,646
Hosting revenue		-	1,575,383
Other revenue		228,714	-
		106,317,218	211,184,029
Cost of sales
Operating and maintenance costs		(55,719,172)	(47,251,210)
Depreciation	9,11,16	(81,730,193)	(67,021,722)
		(31,132,147)	96,911,097
Revaluation of digital currencies	8	(70,890,583)	24,579
(Loss) gain on sale of digital currencies	8	(1,824,650)	51,282

Expenses
General and administrative	23	(13,242,816)	(10,952,939)
Foreign exchange gain		1,245,126	3,297,820
Share-based compensation	20	(8,378,348)	(6,753,250)
		(20,376,038)	(14,408,369)
Unrealized loss on investments	6	(13,431,910)	(837,822)
Change in fair value of derivative liability	12	4,504,356	10,751,225
Change in fair value of contingent consideration	5	-	1,368,472
Impairment of goodwill and intangibles	5,11	-	(13,330,029)
Impairment of equipment	9	(70,409,606)	-
Impairment of deposits	10	(27,331,287)	-
Gain on sale of subsidiary		-	3,171,275
(Loss) gain on sale of equipment		(1,394,634)	2,206,531
Other expenses		(140,902)	-
Finance expense	22	(3,705,899)	(3,870,112)
Net (loss) income before tax for the year		(236,133,300)	82,038,129

Tax expense	19	(289,000)	(2,416,000)
Net (loss) income for the year		$(236,422,300)	$79,622,129

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Revaluation of digital currencies	8	$-	$12,254,538
Translation adjustment		(884,019)	1,087,338
Net (loss) income and comprehensive (loss) income for the year		$(237,306,319)	$92,964,005

Basic (loss) income per share		$(2.85)	$1.02
Diluted (loss) income per share		$(2.85)	$0.94

Weighted average number of common shares outstanding
Basic	21	82,871,284	77,715,890
Diluted	21	82,871,284	84,808,329

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Changes in Equity (Expressed in US dollars unless otherwise indicated)

	Share capital		Equity reserve	Accumulated other comprehensive income	Accumulated deficit	Total equity
	Shares issued	Amount
		$	$	$	$	$
At March 31, 2021	73,542,407	259,905,407	5,095,314	10,057,592	(146,904,547)	128,153,766
Share-based compensation	-	-	5,982,187	-	-	5,982,187
Warrants issued for asset purchase	-	-	2,030,045	-	-	2,030,045
Shares offering	2,174,500	34,956,134	-	-	-	34,956,134
Special warrants	3,834,100	89,917,917	-	-	-	89,917,917
Issuance costs	-	(6,982,899)	-	-	-	(6,982,899)
Atlantic acquisition	1,000,000	17,191,332	-	-	-	17,191,332
Shares and warrants issued for investment	1,013,354	14,576,439	393,723	-	-	14,970,162
Exercise of options	386,824	3,255,049	(1,195,058)	-	-	2,059,991
Vesting of restricted stock units	290,800	841,105	(70,042)	-	-	771,063
Income for the period	-	-	-	-	79,622,129	79,622,129
Translation adjustment	-	-	-	1,087,338	-	1,087,338
Revaluation gain on digital currencies	-	-	-	19,293,400	-	19,293,400
Realized gain on digital currencies	-	-	-	(7,038,862)	7,038,862	-
At March 31, 2022	82,241,985	413,660,484	12,236,169	23,399,468	(60,243,556)	389,052,565

At March 31, 2022	82,241,985	413,660,484	12,236,169	23,399,468	(60,243,556)	389,052,565
Share-based compensation	-	-	8,378,348	-	-	8,378,348
Shares offering	1,306,476	3,821,753	-	-	-	3,821,753
Vesting of restricted stock units	624,250	1,750,792	(1,750,792)	-	-	-
Issuance costs	-	(19,664)	-	-	-	(19,664)
Loss for the period	-	-	-	-	(236,422,300)	(236,422,300)
Translation adjustment	-	-	-	(884,019)	-	(884,019)
Realized loss on digital currencies	-	-	-	(15,110,952)	-	(15,110,952)
At March 31, 2023	84,172,711	419,213,365	18,863,725	7,404,497	(296,665,856)	148,815,731

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Cash Flows (Expressed in US dollars unless otherwise indicated)

	For the year ended March 31,
	2023	2022
Operating activities
Net (loss) income for the year:	$(236,422,300)	$79,622,129
Adjusted for:
Revenue recognized from digital currency mined	(106,088,504)	(209,608,646)
Depreciation and amortization	81,730,193	67,021,722
Gain on sale of subsidiary	-	(3,171,275)
Unrealized loss on investments	13,431,910	837,822
Change in fair value of contingent consideration	-	(1,368,472)
Impairment of goodwill and intangibles	-	13,330,029
Change in fair value of derivative liability	(4,504,356)	(10,751,224)
Impairment of equipment	70,409,606	-
Impairment of deposits	27,331,287	-
Loss (gain) on sale of equipment	1,394,634	(2,206,531)
Accretion and interest on convertible debt	2,129,677	3,365,602
Tax expense	289,000	2,416,000
Share-based compensation	8,378,348	6,753,250
Interest expense	663,768	597,112
Foreign exchange loss (gain)	136,014	(3,297,820)
Changes in non-cash working capital items:
Amounts receivable and prepaids	(5,374,363)	60,014
Taxes payable	-	53,718
Digital currencies	195,078,515	117,488,692
Accounts payable and accrued liabilities	(3,802,895)	5,137,168
Cash provided by operating activities	44,780,534	66,279,290

Investing activities
Deposits on equipment	(38,753,652)	(14,500,578)
Investments	-	(1,886,666)
Proceeds on disposal of equipment	1,942,376	2,978,856
Purchase of equipment	(4,074,759)	(198,341,858)
Cash divested from sale of subsidiary	-	(237,254)
Cash used in investing activities	(40,886,035)	(211,987,500)

Financing activities
Exercise of options	-	2,059,991
Shares offering, net of issuance costs	3,802,089	33,907,451
Issuance of warrants	-	83,983,701
Repayment of loan	(2,766,639)	(2,396,376)
Repayment of debenture	(3,000,000)	(4,057,336)
Lease payments made	(2,674,182)	(2,722,539)
Cash (used in) provided by financing activities	(4,638,732)	110,774,892

Effect of exchange rate changes on cash	(201,852)	(38,273)
Net change in cash during the year	(946,085)	(34,971,591)
Cash, beginning of year	5,318,922	40,290,513
Cash, end of year	$4,372,837	$5,318,922

Supplemental cash flow information
Share consideration issued for Atlantic acquisition	$-	$18,559,804
Share consideration issued for investments	$-	$14,576,439
Share consideration issued deposits	$-	$2,030,045
Recognition of right of use assets and lease liabilities	$249,989	$2,469,327

Supplemental disclosures:
Interest paid	$1,976,988	$286,047
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

1. Nature of Operations

HIVE Blockchain Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987. The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "HBFA". The Company's head office is located at Suite 855, 789 Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired digital currency mining data centre equipment in Iceland. Following the initial acquisition, the Company acquired additional data centre equipment in Iceland and Sweden throughout fiscal 2018. Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018. On April 9, 2020 the Company acquired a data centre in Quebec, Canada, and on April 15, 2021 the Company acquired a data centre in New Brunswick, Canada (Note 5). The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry. The Company's operations are focused on the mining and sale of digital currencies to upgrade, expand and scale up its mining operations. Digital currencies are subject to risks unique to the asset class and different from traditional assets. Additionally, the Company may at times hold assets by third party custodians or exchanges that are limited in oversight by regulatory authorities.

The Company affected the consolidation of its common shares (Note 20) based on one post-consolidation common share for each five pre-consolidated common shares. All common shares and per share amounts have been retroactively restated to reflect the consolidation.

The negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges to the Company including increased shipping costs and delaying obtaining equipment from China on a timely basis. Additionally, the Company continues to face uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

2. Basis of Presentation and Significant Accounting Policies

(a) Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") and Interpretations issued by the International Financial Reporting Standards Interpretations Committee ("IFRIC") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements have been prepared on a cost basis except for the convertible loan - derivative component and digital assets that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The consolidated financial statements are presented in U.S. dollars, except where otherwise indicated.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(a) Statement of Compliance (continued...)

The Company is in the business of the mining and sale of digital currencies to upgrade, expand, and scale up its mining operations, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgements as to the application of IFRS and the selection of accounting policies. The Company has disclosed its presentation, recognition and de-recognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on June 29, 2023.

(b) Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, which are controlled by the Company (the "Group"). Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions, balances, income and expenses are eliminated on consolidation.

As of March 31, 2023, the Company had the following wholly owned subsidiaries: HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Bikupa Datacenter 2 AB, Hive Digital Data Ltd., Liv Eiendom AS, 9376-9974 Quebec Inc., HIVE Atlantic Datacentres Ltd., and HIVE Performance Computing Ltd. HIVE Blockchain Switzerland AG had one wholly owned subsidiary, HIVE Blockchain Iceland ehf. and HIVE Performance Computing Ltd. had one wholly owned subsidiary, HIVE Performance Cloud Inc.

(c) Presentation and functional currency

The financial statements are presented in U.S. Dollars, which is the functional currency of HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Bikupa Datacenter 2 AB, HIVE Digital Data Ltd., Liv Eiendom AS, HIVE Performance Computing Ltd., HIVE Performance Cloud Inc., and HIVE Blockchain Iceland ehf. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The functional currency of the Company and its subsidiaries, 9376-9974 Quebec Inc., and HIVE Atlantic Datacenters Ltd., (the "Canadian subsidiaries"), is the Canadian dollar. For the Canadian subsidiaries, the assets and liabilities are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive (loss) income.

During the year ended March 31, 2023, the Company changed the functional currency of the Canadian Subsidiaries to the CAD dollar which is prospectively accounted for in the consolidated financial statements. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates; and better reflects the ongoing activities and operations of these subsidiaries.

The presentation currency for the group is the U.S dollar.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(d) Goodwill

Goodwill represents the excess of the purchase price paid for an acquisition over the fair value of the net tangible and intangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill has an indefinite useful life, is not subject to amortization and therefore, subject to impairment testing annually for any impairment, or more frequently in the case that events or circumstances indicate. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units (CGUs) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the of the acquiree are assigned to those units.

(e) Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

1. Revenues from digital currency mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power and transaction verification services to the mining pool in exchange for non-cash consideration in the form of digital currencies. The Company measures the non-cash consideration received at the fair market value of the digital currencies received. Management estimates fair value on a daily basis as the quantity of digital currency received multiplied by the spot price on the day it was received, and subsequently measured as an intangible asset. Any difference between the fair value of the digital currencies recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital currencies.

Digital currency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the digital currency's carrying amount is recognized in other comprehensive (loss) income and under accumulated other comprehensive income in equity. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of digital currency previously recognized in profit or loss. The fair value of digital currency on hand at the end of the reporting period is calculated as the quantity of digital currency on hand multiplied by price quoted on Coinmarketcap.com as at the reporting date. The Company reports digital currency on hand at the end of the reporting period as digital assets, which are classified as current assets as management has determined that the digital currency on hand at the end of the reporting period have markets with sufficient liquidity to allow conversion within the Company's normal operating cycle.

2. Revenues from hosting digital currency mining equipment and computing power:

The Company has entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. In the current year the Company also entered into a contract to provide computing power to third party. Revenues from hosting and the provision of computing power is measured and recognized as the Company meets its obligation of operating the hosted equipment over time and provision of power at a point in time. All hosting contracts were terminated as of March 31, 2022.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(f) Plant and equipment:

Plant and equipment include data center equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with the data center equipment.

Items of data center equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Plant and equipment is broken into the following major assets and depreciated as follows:

- Data center mining equipment - straight line over 2 to 4 years

- Buildings straight line over 15 years

- Leasehold improvements - See below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement. The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

(g) Intangible assets

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as at the acquisition date. Intangible assets with a finite useful life are amortized over their useful lives using the straight-line method and are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end. Intangible assets consist of acquired software and certain customer relationships acquired in a business combination used in the Company's digital currency mining operations. The intangible assets are amortised on a straight-line basis over two to four years.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(h) Impairment of non-financial assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the CGU to which the asset belongs. Impairment losses are recognized in profit or loss. An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

(i) Financial instruments

1. Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Amounts receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Investments are classified as FVTPL.

Subsequent measurement

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. The Company's financial assets at amortized cost includes amounts receivable. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss.

Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. This category includes the embedded derivative arising from the repayment terms of the convertible loan in Note 12. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(i) Financial instruments (continued...)

Impairment

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. For accounts receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement:

Financial liabilities are classified at initial recognition at fair value through profit or loss, convertible debenture, term loan, loans payable, lease liability and accounts payables. All financial liabilities are recognized initially at fair value and, in the case of convertible debenture, term loan, loans payable and lease liability, net of directly attributable transaction costs. The Company's financial liabilities include convertible debenture, term loan, loans payable, lease liability and accounts payables.

Subsequent measurement

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the consolidated statement of income. This category generally applies to interest-bearing loans and borrowings.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

Derecognition of financial liabilities

Financial liabilities are derecognized when and only when they are extinguished - that is, when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash; providing other financial assets, goods or services, or is otherwise legally released from the liability.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(i) Financial instruments (continued...)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

- Level 1 - Unadjusted quoted prices in an active market of identical assets and liabilities;

- Level 2 - Non-quoted prices included in Level 1 that are either directly or indirectly observable;

- Level 3 - Inputs for the asset or liability that are not based on observable market data

Data that is not based on observable market information, such as valuation techniques without the use of observable market data.

(j) Provisions

Under IAS 37, provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

(k)  Income tax

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or loss or directly in shareholders' equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(k) Income tax (continued...)

Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable. Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes as long as the disposal of the investments in investees is not probable in the foreseeable future.

(l) Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model ("Black-Scholes") to estimate the fair value of stock options granted to directors, officers, employees, consultants and charities. The use of Black- Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility. Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant. Due to the emerging nature of the industry, volatility estimates require significant estimates. The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

(m) Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

  Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

  The amount expected to be payable by the lessee under residual value guarantees;

  The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(m)  Leases (continued...)

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

  The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

  The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payment change is due to a change in a floating interest rate, in which case a revised discount rate is used).

  A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

(n)  Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liability assumed).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units (CGUs) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(o)  Cash

Cash and cash equivalents may include cash on hand, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash, with maturities of 90 days or less when acquired. As of March 31, 2023 and 2022, the Company did not classify any balances as cash equivalents.

(p)  New accounting standards adopted by the Company

Amendments IFRS 3, Business Combinations ("IFRS 3")

Amendments to IFRS 3 are designed to: i) update its reference to the 2018 Conceptual Framework instead of the 1989 Framework; ii) add a requirement that, for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC Interpretation 21, Levies ("IFRIC 21"), the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date; and iii) add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Amendments to IAS 16, Property, Plant and Equipment ("IAS 16")

Amendments to IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use (i.e., proceeds received while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management). Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. Amendments to IFRS 9, Financial Instruments ("IFRS 9") Amendments to IFRS 9 clarify which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.

Amendments to IFRS 16, Leases ("IFRS 16")

Amendments to IFRS 16 remove the illustration of the reimbursement of leasehold improvements included in the Illustrative Example 13 of IFRS 16 since it does not explain clearly enough the conclusion as to whether the reimbursement would meet the definition of a lease incentive in IFRS 16. The adoption of the amendments listed above did not have a significant impact on the Company's consolidated financial statements.

(q)  Future accounting standards

Amendment to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrowed the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(q)  Future accounting standards (continued...)

Amendments to IAS 1, Practice statement 2 and IAS 8

Presentation of Financial Statements was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective January 1, 2023 with early application permitted. The amendments are required to be adopted retrospectively.

Amendments to IAS 1, Presentation of financial statements', on classification of liabilities

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments introduced a definition of accounting estimates and included other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.

Amendments to IAS 1 Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current.

The amendments help to determine whether, in the consolidated financial statements, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require to disclose information about these covenants in the notes to the financial statements.

The Company continues to review changes to IFRS standards. There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company's consolidated financial statements.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

3. Significant Judgements

(a) Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company's digital currencies, operating and maintenance costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company's functional currency.

(b) Digital currencies - accounting

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for accounting for the revenue recognition from digital currency mining as well as subsequent measurement of digital currencies held. Management has determined that revenues should be recognized as the fair value of digital currencies received in exchange for mining services on the date that digital currencies are received and subsequently measured as an intangible asset. Management has exercised significant judgement in determining the appropriate accounting treatment. In the event authoritative guidance is issued by the IASB, the Company may be required to change its accounting policies, which could have a material effect on the Company's financial statements.

(c)  Assessment of transactions as an asset acquisition or business combination

Management determines whether assets acquired, and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the presentation made on and after acquisition.

The Company completed an acquisition in April 2021 accounted for as a business combination as indicated in Note 5.

(d) Recoverability of sales tax receivables and the Swedish Tax Authority (STA) Contingent VAT Liability

The Company has certain refund claims for Goods and Services Tax Credits and Value Added Tax Credits with tax authorities, that receipt of which are conditional upon review. Management has assessed the collectability of these refunds given the probability of collection and determined that the outstanding claims are likely to be collected given current rulings and the status of the ongoing review.

As it relates to the VAT decisions received from the STA during the year, the Company has assessed that these decisions have no merit and the amount claimed to be owed is not probable. This assessment is based on the knowledge and experience of management combined with the work done by an independent legal firm in Sweden who has amongst other procedures, examined the legal structure of the operations and affected entities, the assessment of the appeals filed and the deferral of payment notice received from the STA. Refer to Note 17, Contingencies.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

4. Significant Estimates

(a)  Determination of asset and liability fair values and allocation of purchase consideration

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets acquired and liabilities assumed. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about the future performance of these assets.

(b)  Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(c) Useful economic life

Depreciation of data centre equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hash rates, technological changes, availability of hardware and other inputs.

(d)  Deferred and current taxes

The determination of the Company's tax expense for the year and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

5. Atlantic Acquisition

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic Inc. ("GPU Atlantic"), in consideration for 100% of GPU Atlantic, the Company paid total consideration of 1,000,000 common shares on closing valued at a total of $18.6 million (C$23.3 million). 200,000 of the common shares were allocated to a holdback and to GPU One earn-out upon delivery of certain earn-out conditions. All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

GPU Atlantic had a 50-megawatt data centre campus located in New Brunswick, Canada.

Current assets	$671,709
Plant and equipment	12,898,994
Land	662,910
Building	4,576,290
Sales taxes refunds	75,780
Intangible assets*	696,192
Goodwill**	13,154,585
Accounts payable	(3,198,591)
Long-term debt	(10,978,065)
Net assets acquired	$18,559,804

Consideration paid	Contingent to April 15, 2021	Closing to March 31, 2022
Closing common shares - 800,000	15,174,278	15,174,278
Milestone common shares - 200,000	3,385,526	2,017,054
Total consideration	$18,559,804	$17,191,332

As part of the transaction, the Company also acquired a $10,978,065 (C$13,639,249) term loan (Note 15) included in the long-term debt acquired. As part of the transaction, the Company incurred $83,197 of transaction costs which is included in general and administrative expenses.

* Intangible assets include internally generated mining monitoring, tracking and generating software.

** Goodwill represents expected synergies, future income growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from the acquisition is expected to be deductible for tax purposes.

The purchase price allocation for acquisitions reflects fair value estimates which were finalized during the period ended June 30, 2022, with no adjustments to the amounts previously reported.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

6. Investments

The Company's investment holdings that are not traded in active markets by the Company are considered investments. Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss.

On April 21, 2021, the Company completed a share swap transaction with Valour Inc. (formerly DeFi Technologies Inc.) pursuant to which HIVE received 10,000,000 common shares of Valour Inc., in exchange for 800,000 common shares of the Company, valued at C$16.0 million.

As at March 31, 2023 and 2022, in addition to the investment of Valour Inc., the Company holds a number of non-material investments in both private and public companies.

The continuity of investments was as follows:

Investments
Balance, March 31, 2021	$981,736
Additions	15,334,694
Unrealized loss on investments	(837,822)
Foreign exchange	1,522,134
Balance, March 31, 2022	$17,000,742
Unrealized loss on investments	(13,431,910)
Foreign exchange	(702,651)
Balance, March 31, 2023	$2,866,181

7. Amounts Receivable and Prepaids

	March 31, 2023	March 31, 2022
Sales tax receivable **	$8,693,836	$4,516,993
Prepaid expenses and other receivables	4,658,854	3,021,408
Receivable on sale of subsidiary*	1,815,964	1,815,964
Energy tax receivable	-	439,926
Total	$15,168,654	$9,794,291
Less: current portion	(9,353,875)	(6,758,017)
Long term portion	$5,814,779	$3,036,274

* Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable; amounts will be received; otherwise the amounts will not be collectible. Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

** Includes VAT receivable of $3,998,815 (2022 - $1,220,310) which is conditional upon ruling by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible. If the ruling of the Swedish Tax Authority goes against the Company, then the full amount may be payable including other items such as interest and penalties. See Note 17.

Subsequent to the year ended March 31, 2023, the Company received a payment for VAT from the Swedish Tax Authority for its March 2023 filing for its subsidiary Bikupa Datacenter 2 AB.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

8. Digital Currencies

Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	March 31, 2023	March 31, 2022
Bitcoin	$65,772,170	$117,669,390
Ethereum	-	52,301,707
Ethereum Classic	117,281	29,315
Other coins	9,998	-
Total	$65,899,449	$170,000,412

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins
Digital assets, March 31, 2021	$18,858,987	322
Digital currency mined	109,289,154	2,368
Digital currency sold	(3,134,857)	(94)
Revaluation adjustment	(7,343,894)	-
Digital currencies, March 31, 2022	117,669,390	2,596
Digital currency mined	77,482,265	3,258
Digital currency sold	(70,996,517)	(3,522)
Revaluation adjustment	(58,382,968)	-
Digital currencies, March 31, 2023	$65,772,170	2,332

Ethereum	Amount	Number of coins
Digital assets, March 31, 2021	$38,640,733	20,041
Digital currency mined	97,854,252	31,840
Digital currency sold	(103,791,716)	(35,716)
Revaluation adjustment	19,598,438	-
Digital currencies, March 31, 2022	52,301,707	16,165
Digital currency mined	28,424,318	14,984
Digital currency sold	(68,257,041)	(31,149)
Revaluation adjustment	(12,468,984)	-
Digital currencies, March 31, 2023	$-	-

Ethereum Classic	Amount	Number of coins
Digital assets, March 31, 2021	$-	-
Digital currency mined	2,465,241	50,853
Digital assets received	751	-
Digital currency sold	(2,461,250)	(50,228)
Revaluation adjustment	24,573	-
Digital currencies, March 31, 2022	29,315	625
Digital currency mined	171,914	6,180
Digital currency sold	(45,317)	(1,087)
Revaluation adjustment	(38,631)	-
Digital currencies, March 31, 2023	$117,281	5,718

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

8. Digital Currencies (continued...)

During the year ended March 31, 2023, the Company sold digital currencies for proceeds totalling $122,363,273 (2022 - $117,217,872) with a cost of $139,298,875 (2022 - $110,127,728) and recorded a loss on sale of $16,935,602 (2022 - gain on sale of $7,090,144).

As a result, of the sale of digital currencies for operations and expansion, the Company recognised a loss of $1,824,650 (2022: gain of $51,282) and reclassified a loss of $15,110,952 from accumulated other comprehensive income (2022: gain of $7,038,862).

9. Plant and Equipment

Cost	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2021	$105,530,948	$-	$-	$105,530,948
Atlantic acquisition (Note 5)	11,872,578	662,910	5,602,706	18,138,194
Disposals	(1,244,804)	-	-	(1,244,804)
Additions	190,643,420	-	11,935,014	202,578,434
Balance, March 31, 2022	$306,802,142	$662,910	$17,537,720	$325,002,772
Disposals	(12,072,618)	-	-	(12,072,618)
Additions	57,838,272	-	10,296,373	68,134,645
Impairment	(119,032,683)	-	-	(119,032,683)
Foreign exchange on translation	(4,347,913)	-	(1,307,231)	(5,655,144)
Balance, March 31, 2023	$229,187,200	$662,910	$26,526,862	$256,376,972

Accumulated depreciation and impairment	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2021	$83,932,145	$-	$-	$83,932,145
Disposals	(295,994)	-	-	(295,994)
Depreciation	63,033,428	-	790,449	63,823,877
Balance, March 31, 2022	$146,669,579	$-	$790,449	$147,460,028
Disposals	(6,250,009)	-	-	(6,250,009)
Depreciation	76,738,743	-	2,212,751	78,951,494
Impairment	(48,623,077)	-	-	(48,623,077)
Foreign exchange on translation	(2,300,376)	-	(89,396)	(2,389,766)
Balance, March 31, 2023	$166,234,866	$-	$2,913,804	$169,148,670

Carrying amount
Balance, March 31, 2022	$160,132,563	$662,910	$16,747,271	$177,542,744
Balance, March 31, 2023	$62,952,334	$662,910	$23,613,058	$87,228,302

At the year-end the Company examined whether there were any indicators of impairment of its assets, with the continued decline digital currency prices, performed an impairment assessment and determined the recoverable value based on the fair value less costs to dispose approach. At the year end, there was no further impairment of its assets.

During the year, as digital currency price declined and the ETH merger occurred, the Company determined that these factors were indicators of impairment. As a result, the Company performed impairment assessments during the year using both the value in use and fair value less costs to dispose models to determine the recoverable value.  The recoverable value was lower than the carrying value of the assets during the year and as a result the Company recorded impairment totaling $70,409,606 (2022:$nil).

The key estimates used in the determination of the recoverable amount under the value in use model were:

1. Discount rate of 40%
2. BTC price growth
3. Difficulty rate for mining digital currencies
4. Timing of the BTC halving event expected in April 2024.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

9. Plant and Equipment (continued...)

The key assumption used in the fair value less costs to dispose model was the costs to dispose. A 1% increase in the costs to dispose of the equipment would result in an additional impairment charge of $97,000.

During the year ended March 31, 2022, due to the positive mining economics, increasing prices of bitcoin relative to the network difficulty levels, the Company did not record any impairment charges on its plant and equipment.

In the current year the Company revised the useful economic life of certain GPU machines because of the ETH merge from proof of work to proof of stake which occurred on September 15, 2022. As a result, the Company revised the useful economic life of these assets from 4 years to 2 years which in management's view reflects the efficiency and use of the equipment in light of the change in activities of these machines. The Company recorded accelerated depreciation of these assets of $22,203,000 during the year ended March 31, 2023, and these assets are expected to be fully depreciated by the end of fiscal 2024 and have a remaining net book value of $15,585,788 at March 31, 2023.

The Company continues to depreciate its plant and equipment over the remaining estimated useful economic life.

10. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden and deposit for equipment purchases, consisting of:

Description	March 31, 2023	March 31, 2022
Bodens Energi	$217,153	$241,291
Equipment Deposits	35,430,727	57,567,943
Skellefteå Kraft	-	523,088
Vattenfall AB	1,225,229	1,361,422
	36,873,109	59,693,744
Equipment deposit provision	(27,331,287)	-
Total	$9,541,822	$59,693,744

The Company is exposed to counterparty risk through the advances made for certain mining equipment ("Deposits") it places with its suppliers in order to secure orders over a set delivery schedule. The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised from non delivery of equipment or delivery of equipment with reduced quality. The Company attempts to mitigate this risk by procuring mining hardware from the established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

During the year ended March 31, 2023, the Company recorded impairment on the deposits of $27,331,287 (2022: $nil). The impairments are based on the counterparty risk of delivery, efficiency of machines expected use of the machines and the expected quantity and quality of the equipment to be received.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

11. Goodwill and Intangible Assets

	Intangible Assets	Goodwill	Total
Balance, March 31, 2021	$604,070	$-	$604,070
Additions- Atlantic Acquisition	696,192	13,154,585	13,850,777
Amortization	(789,225)	-	(789,225)
Impairment	(175,443)	(13,154,585)	(13,330,028)
Balance, March 31, 2022	$335,594	$-	$335,594
Amortization	(268,475)	-	(268,475)
Balance, March 31, 2023	$67,119	$-	$67,119

The Company amortized its intangible assets over its expected useful life and recorded $268,475 of amortization to costs of sales (2022 - $789,225 ). Goodwill is not amortized but tested at least annually for impairment.

During the year ended March 31, 2022, the Company tested the goodwill arising from the Atlantic acquisition for impairment which was allocated to its cash generating unit (CGU), and as a result, the Company recorded impairment of $13,154,585 to goodwill, and $175,443 to intangible assets.

There were no indicators of impairment of the intangible assets in the current year.

12. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global"). The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of CAD$15.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants"). Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of CAD$15.00 per Share for a period of three years from closing.

The Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability. The financial liability is variable because the functional currency of Hive Blockchain Technologies Ltd. is Canadian dollars and the Convertible Loan is denominated in US dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement. Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15,000,000 first to the derivative component for $8,560,630, with the residual value to the liability component for $6,439,370. The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

12. Convertible Loan (continued...)

Liability Component

Balance, March 31, 2021	$6,290,741
Principal payment	(3,000,000)
Interest payment	(1,057,336)
Accretion and interest	3,365,602
Balance, March 31, 2022	5,599,007
Principal payment	(3,000,000)
Interest payment	(817,336)
Accretion and interest	2,947,013
Balance, March 31, 2023	$4,728,684

Derivative Component

Balance, March 31, 2021	$15,737,578
Change in fair value of liability	(10,751,224)
Balance, March 31, 2022	4,986,354
Change in fair value of liability	(4,504,356)
Balance, March 31, 2023	$481,998

The derivative component is re-valued each reporting period. As at March 31, 2023, the derivative component was revalued at $481,998 (2022 - $4,986,354) using the Black-Scholes option pricing model with the following assumptions: share price of C$4.46 (2022 - C$2.66) an expected weighted average risk-free interest rate of 3.71% (2022 - 1.75%); an expected weighted average volatility of 97% (2022 - 105%); and an expected weighted average life of 1.61 years (2022 - 2.11 years). Accordingly, the Company recorded a change in the fair value of the derivative liability of $4,504,356 (2022 - $10,751,225).

13. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	March 31, 2023	March 31, 2022
Accounts payable	$6,858,814	$7,765,802
Accrued liabilities	2,361,599	3,965,194
Holdback payable	-	622,907
Other payable	133,218	22,922
Total	$9,353,631	$12,376,825

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

14. Loans Payable

As part of the acquisition of Liv Eiendom AS and Kolos Norway AS ("the Norway Acquisition ") the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The loans from the Norway Acquisition have been in default since March 2021.

On May 10, 2021, the Company sold the Norway subsidiary which included the loans. On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable. The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035. Principal payment plus interest is payable annually. The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

A continuity of the loan balances are as follows:

	Norway	Boden	Total
Balance - March 31, 2021	$3,172,089	$18,361,495	$21,533,584
Interest	25,133	172,804	197,937
Repayment	-	(1,259,778)	(1,259,778)
Foreign exchange movement	129,645	(1,582,182)	(1,452,537)
Sale of Norway subsidiary	(3,326,867)	-	(3,326,867)
Balance - March 31, 2022	-	15,692,339	15,692,339
Interest	-	223,119	223,119
Repayment	-	(1,271,535)	(1,271,535)
Foreign exchange movement	-	(1,565,875)	(1,565,875)
Balance - March 31, 2023	-	13,078,048	13,078,048
Less: Current portion	-	(1,224,102)	(1,224,102)
Non-current portion	$-	$11,853,946	$11,853,946

15. Term Loan

As part of the Atlantic acquisition (Note 5), the Company acquired a $10,978,065 (C$13,639,249) term loan. The facility bears interest at 3.33% per annum and a maturity date of June 30, 2024. Principal payments of C$189,434 plus interest is payable monthly.

The term loan has financial ratios and minimum tangible asset covenants that must be maintained by Hive Atlantic Datacentres Ltd. As at March 31, 2023, the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met. The outstanding balance is presented as a currently liability as at March 31, 2023. On June 12, 2023 the lender issued an acknowledgement to the Company that the covenant was not met, and provided a waiver stating that they do not consider this breach a default under the loan. The lender has not requested early repayment of the loan as of the date when these financial statements were approved by the Board of Directors. The term loan includes an unlimited guarantee from the Company.

Balance - March 31, 2021	$-
Atlantic acquisition (Note 5)	10,978,065
Interest	254,802
Repayment	(1,715,575)
Foreign exchange movement	(142,048)
Balance - March 31, 2022	9,375,244
Interest	272,765
Repayment	(1,990,988)
Foreign exchange movement	(518,076)
Balance - March 31, 2023	$7,138,945

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

16. Right of Use Asset and Lease Liability

The Company has lease agreements for its offices, and buildings for its datacentres in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

During the year ended March 31, 2023, the Company recognized interest expense on the lease liability of $663,768 (2022 - $407,349) which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2021	$5,753,128
Additions	12,458,260
Foreign exchange	(452,937)
Balance, March 31, 2022	$17,758,451
Additions	249,989
Lease extension	174,191
Adjustment for change in variable payments based on rate or index	474,132
Foreign exchange	(1,353,799)
Balance, March 31, 2023	$17,302,964

Accumulated Depreciation
Balance, March 31, 2021	$(2,774,844)
Depreciation	(2,408,622)
Foreign exchange	12,897
Balance, March 31, 2022	$(5,170,569)
Depreciation	(2,510,224)
Foreign exchange	1,351,012
Balance, March 31, 2023	$(6,329,781)

Carrying Amount
Balance, March 31, 2022	$12,587,882
Balance, March 31, 2023	$10,973,183

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

16. Right of Use Asset and Lease Liability (continued...)

Lease Liability
Balance, March 31, 2021	$3,063,839
Lease payments made	(2,807,457)
Additions	12,458,260
Interest expense on lease liabilities	407,349
Foreign exchange	(472,797)
Balance, March 31, 2022	$12,649,194
Lease payments made	(2,674,182)
Additions	249,989
Lease extension	174,191
Adjustment for change in variable payments based on rate or index	474,132
Interest expense on lease liabilities	663,768
Foreign exchange	(1,068,684)
10,468,408
Less: current portion	(2,330,341)
Balance, March 31, 2023	$8,138,067

Lease Disclosures
Interest expense on lease liabilities	$663,768
Total cash outflow for leases	$2,674,182

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$2,863,593
1 to 2 years	2,882,069
2 to 3 years	2,775,840
3 to 4 years	2,010,931
4 to 5 years	1,006,834
5 to 6 years	246,607
$11,785,874

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

17.  Commitments and Contingencies

(a)  Service agreements

The Company has a service agreement with an unrelated third party to operate and maintain their data centre computing equipment for the purpose of mining crypto currency in Canada, Sweden and Iceland. As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b)  Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB location in Sweden. The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

(c)  Obligations on Mining equipment

The Company had purchase commitments of $8,947,944 at the year end (2022 - $64,678,000).

Contingencies

(a)  Contingent VAT Liability to the Swedish Tax Authority ("STA")

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2") received decision notice of assessments ("the decision(s)"), on December 28, 2022 and February 14, 2023 for Bikupa and Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 337.9 million or approximately $32.4 million. The assessments covered the period December 2020 to June 2022 for Bikupa, and the period April 2021 to June 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal. A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company. The Company engaged an independent legal firm in Sweden with expertise in these matters to assist in the appeal process. The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable. According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decision. It is the Company's opinion, the Swedish Tax Agency has not substantiated their claim. We are not aware of any precedent cases, authoritative literature, or other statement that supports the Swedish Tax Agency's position.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year. Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT. (Note 24 Uncertain Tax Positions).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

17. Commitments and Contingencies (continued...)

(a) Contingent VAT Liability to the Swedish Tax Authority (continued...)

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company. The Company will continue to assess these matters. At the year end the Company has not recorded any amounts payable to the STA in connection with the decisions.

(b) Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business. Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

18.     Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these consolidated financial statements:

a)    As at March 31, 2023, the Company had $11,778 (2022 - $22,275) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

b)   As at March 31, 2023, the Company had $nil (2022 - $nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities. For the year ended March 31, 2023, the Company paid $307,805 (2022 - $275,441) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the year ended March 31, 2023, key management compensation includes salaries and wages paid to key management personnel and directors of $1,413,423 (2022 - $766,858) and share-based payments of $5,668,415 (2022 - $3,438,158).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

19.    Tax Note

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	March 31, 2023	March 31, 2022

(Loss) income for the year from continuing operations before tax	$(236,133,300)	$82,038,129

Expected income tax	$(63,493,000)	$22,150,000
Change in statutory, foreign tax, foreign exchange rates and other	49,750,000	(28,417,000)
Permanent differences	3,709,000	7,629,000
Share issue cost	(6,000)	(1,885,000)
Adjustment to prior years provision and other	(2,334,000)	6,686,000
Change in unrecognized deductible temporary differences	12,926,000	(3,747,000)
Tax expense	$289,000	$2,416,000

Current income tax	$1,612,000	$887,000
Deferred income tax (recovery)	(1,323,000)	1,529,000
Total income tax	$289,000	$2,416,000

The significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31, 2023	March 31, 2022
Deferred tax assets (liabilities)
Plant and equipment	$(578,000)	$(12,802,000)
Share issuance costs and other	78,000	-
Energy tax receivable	(494,000)	(490,000)
Digital currencies	(81,000)	(186,000)
Right of use asset and lease liability	-	14,000.00
Debt with accretion	(845,000)	-
Non-capital losses	1,714,000	11,935,000
	$(206,000)	$(1,529,000)

The significant components of the Company's deductible temporary differences, unused tax losses and unused tax credits not included in deferred tax assets/liabilities:

	March 31, 2023	March 31, 2022	Expiry

Intangible asset	$3,538,000	$4,933,000	NA
Share issue costs and other	5,103,000	6,099,000	2042 - 2045
Loss carryforwards	76,742,000	72,893,000	2025 - Indefinite
Investments	11,298,000	43,000	NA
Plant and equipment	69,712,000	14,539,000	NA
	$166,393,000	$98,507,000

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

20. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

On May 24, 2022, the Company proceeded with the consolidation of its common shares on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares. The common shares, options, warrants and RSU's have been retroactively adjusted for impact of the share consolidation by the Company.

During the year ended March 31, 2023, the Company:

  Issued 624,250 common shares pursuant to the vesting of 624,250 restricted share-units. An amount of $1,750,792 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units.
  Issued 1,306,476 common shares (the "ATM Shares") pursuant to the ATM Equity Program for gross proceeds of $3,941,736 (C$5,235,413). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.01. Pursuant to the Equity Distribution Agreement, a cash commission of $119,983 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.
  Subsequent to the year ended March 31, 2023, the Company issued 480,500 common shares (the "2023 ATM Shares") pursuant to the 2023 ATM Equity Program for gross proceeds of C$2,362,172 ($1,763,134). The 2023 ATM shares were sold at prevailing market prices, for an average price per 2023 ATM Share of C$4.92. Pursuant to the 2023 Equity Distribution Agreement, a cash commission of $53,494 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2023 Equity Distribution Agreement.
  Subsequent to the year ended March 31, 2023, the Company issued 14,900 common shares upon the exercise of restricted share units (Note 20 (e))

During the year ended March 31, 2022, the Company:

  Issued 219,824 common shares for proceeds of C$2,198,240 ($1,735,458) pursuant to the exercise of 219,824 options at a price of C$10.00 per option, issued 100,000 common shares for proceeds of C$310,000 ($247,663) pursuant to the exercise of 100,000 options at a price of C$3.10 per option, issued 50,000 common shares for proceeds of C$72,500 ($56,442) pursuant to the exercise of 50,000 options at a price of C$1.45 per option and issued 17,000 common shares for proceeds of C$25,500 ($20,428) pursuant to the exercise of 17,000 options at a price of C$1.50 per option. An amount of $1,195,058 was reallocated from share capital to reserves in connection with the exercise of these options.
  Issued 290,800 common shares with a value of $771,063 pursuant to the vesting of 290,800 restricted share-units. An amount of $70,042 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units.
  Issued 2,174,500 common shares (the "ATM Shares") pursuant to the ATM Equity Program for gross proceeds of C$43,588,175 ($34,956,134). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$19.44. Pursuant to the Equity Distribution Agreement, a cash commission of $1,048,683 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.
  Issued 800,000 common shares with a value of $12,726,694 pursuant to the investment made in Valor Inc. and issued 213,354 common shares with a value of $1,849,745 pursuant to the investment in Titan.io.
  Issued 1,000,000 common shares with value of C$23,255,434 ($18,559,804) in connection with the acquisition of GPU Atlantic Inc. (Note 5).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

20.  Equity (continued...)

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3-month period. All other options vest at the discretion of the Board of Directors.

Following is a summary of changes in stock options outstanding for the year ended March 31, 2023:

			Weighted average
	Outstanding		exercise price
Balance, March 31, 2021	2,830,839	C$	4.33
Granted	415,000		20.05
Cancelled	(12,500)		1.45
Exercised	(386,824)		6.74
Balance, March 31, 2022	2,846,515	C$	6.31
Granted	415,200		5.66
Expired	(133,300)		1.50
Forfeited	(55,000)		18.97
Balance, March 31, 2023	3,073,415	C$	6.20

The stock options outstanding and exercisable as at March 31, 2023, are as follows:

Outstanding	Exercisable		Exercise price	Expiry date
2,000	2,000	C$	15.70	February 11, 2026
10,000	10,000		14.95	June 4, 2026
415,200	121,100		5.66	August 26, 2027
1,000,000	1,000,000		1.50	September 14, 2027
24,615	24,615		10.00	October 11, 2027
50,000	50,000		10.00	March 26, 2028
400,000	400,000		3.10	September 18, 2028
100,000	100,000		1.35	December 21, 2028
500,000	500,000		1.45	February 10, 2030
20,000	20,000		1.90	May 29, 2030
1,600	1,600		10.80	December 24, 2030
200,000	200,000		25.00	February 23, 2031
30,000	30,000		25.15	April 6, 2031
60,000	52,500		18.35	April 29, 2031
180,000	54,000		18.50	October 7, 2031
60,000	25,000		25.35	November 10, 2031
20,000	12,500		21.00	December 9, 2031
3,073,415	2,603,315

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

20.  Equity (continued...)

(d) Warrants

Following is a summary of changes in warrants outstanding for the year ended March 31, 2023:

	Warrants		Weighted average
	outstanding		exercise price
Balance, March 31, 2021	1,250,000	C$	13.25
Issued**	2,323,727		28.13
Balance, March 31, 2022 and 2023	3,573,727	C$	22.92

The warrants outstanding and exercisable as at March 31, 2023, are as follows:

Outstanding		Exercisable		Exercise price	Expiry date
250,000	*	80,000	C$	6.20	May 22, 2023
300,000	**	300,000	C$	15.55	July 12, 2023
1,000,000		1,000,000	C$	15.00	January 12, 2024
1,917,050		1,917,050	C$	30.00	May 30, 2024
106,677	***	106,677	C$	30.00	September 15, 2024
3,573,727		3,403,727

* Of the 250,000 warrants granted as part of the Norway Acquisition, 80,000 vest upon the receipt of all regulatory permits required to commence construction of a digital currency mining data centre in Ballangen, Norway. A further 90,000 warrants vest upon the commencement of the mining of digital currency or other revenue generating activity on the property. Subsequent to the year ended March 31, 2023, these warrants have expired unexercised.

** For the year ended March 31, 2022, the Company issued 300,000 warrants as consideration for mining equipment. Each full warrant entitles the holder to acquire one common share for C$15.55 for a period of 2 years. The warrants were valued at $2,030,045 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.46%; an expected volatility of 105%; an expected life of 2.00 years; a forfeiture rate of zero; and an expected dividend of zero.

*** On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io. Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share.

On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115,023,000 (the "Offering").

On January 12, 2022, each Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant"). Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

20.  Equity (continued...)

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan"). Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. Currently, the RSU Plan has a limit of 10 million shares, which is not rolling. The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan. In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

The fair value of restricted share-units (RSUs) is generally measured as the grant date price of the Company's share.

Following is a summary of changes in restricted share units outstanding for the year ended March 31, 2023:

Outstanding
Balance, March 31, 2021	356,800
Granted	8,000
Cancelled	(12,500)
Exercised	(290,800)
Balance, March 31, 2022	61,500
Granted	2,641,280
Cancelled	(150,000)
Exercised	(624,250)
Balance, March 31, 2023	1,928,530

Subsequent to March 31, 2023, the Company issued 14,900 common shares under the RSU plan upon the exercise of restricted share units.

(f) Share-based compensation

During the year ended March 31, 2023, $3,231,076 (2022 - $5,775,390) of share-based compensation expense was recognized in relation to the vesting of options, and $5,147,272 (2022 - $977,860) of share-based compensation expense was recognized in relation to the vesting of RSU's.

During the year ended March 31, 2023, the Company:

  On August 26, 2022 granted 415,200 stock options to employees and officers with an exercise price of C$5.66 per share and an expiry date of August 26, 2027, which vest monthly over a 24 month period.
  On August 26, 2022 granted 1,425,280 RSUs to employees and officers with a fair value of C$5.66 per share, of which 43,200 RSUs vest quarterly over a 24 month period and the remainder vest monthly over a 24 month period.
  On December 9, 2022 granted 16,000 RSUs to an officer with a fair value of C$2.62 per share vesting quarterly over a 12 month period.
  On January 11, 2023 granted 1,200,000 RSUs to directors and an officer with a fair value of C$3.10 per share vesting quarterly over a 12 month period.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)
20.  Equity (continued...)

(f) Share-based compensation (continued...)

 The following weighted average assumptions were used for the valuation of the stock options:

	Fiscal Years
	2023	2022
Risk-free interest rate	3.05%	1.10%
Expected life (years)	5.00	9.88
Annualized volatility	131%	105%
Dividend rate	0.00%	0.00%

21.    (Loss) Income per Share

Income per common share represents net income for the year divided by the weighted average number of common shares outstanding during the year.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

	Year ended March 31, 2023	Year ended March 31, 2022
Basic weighted average number of common shares outstanding	82,871,284	77,715,890
Effect of dilutive stock options and warrants	-	2,368,516
Effect of convertible loan	-	4,723,923
Diluted weighted average common shares outstanding	82,871,284	84,808,329

22.    Finance Expense

Finance expenses were comprised of the following for the years ended:

	March 31, 2023	March 31, 2022
Interest and accretion on convertible loan	$2,947,014	$3,289,959
Interest on lease liabilities	663,768	407,349
Interest on loans payable	95,117	172,804
Total	$3,705,899	$3,870,112

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

23.    General and Administrative Expenses

General and administrative expenses were comprised of the following for the years ended:

	March 31, 2023	March 31, 2022
Management fees, salaries and wages	$1,541,511	$1,259,958
Marketing	1,019,137	592,837
Office, administration, and regulatory	5,461,088	4,978,979
Professional fees, advisory, and consulting	5,221,080	4,121,165
Total	$13,242,816	$10,952,939

24.  Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches. The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets"). The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable, and accounts payable approximates their carrying value due to their short-term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

At the year end the Company classified its financial assets into the following levels:

	March 31, 2023			As at March 31, 2022

Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$4,372,837	$-	$-	$5,318,922	$-
Digital currencies	-	65,899,449	-	-	170,000,412	-
Investments	1,307,255	-	1,558,926	12,524,161	-	4,476,251
	$1,307,255	$70,272,286	$1,558,926	$12,524,161	$175,319,334	$4,476,251

Liabilities
Convertible loan -derivative component	$-	$-	$481,998	$-	$-	$4,986,354
	$-	$-	$481,998	$-	$-	$4,986,354

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Valuation of Assets / Liabilities that use Level 1 Inputs ("Level 1 Assets / Liabilities"). Consists of the Company's investments in common stock, where quoted prices in active markets are available.

Valuation of Assets / Liabilities that use Level 2 Inputs ("Level 2 Assets / Liabilities"). Consists of the Company's digital currencies, where quoted prices in active markets are available. The fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per coinbase.com.

Valuation of Assets / Liabilities that use Level 3 Inputs ("Level 3 Assets / Liabilities"). Consists of the Company's investments in preferred stock, convertible notes and common stock. For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data. As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

	Fair value at			Change	Fair Value at,
Level 3 Continuity	March 31, 2022	Additions	Disposals	in fair value	March 31, 2023
Assets
Investments	$4,476,251	$-	$-	$(2,917,325)	$1,558,926
	$4,476,251	$-	$-	$(2,917,325)	$1,558,926
Liabilities
Convertible loan -derivative component	$4,986,354	$-	$-	$(4,504,356)	$481,998
	$4,986,354	$-	$-	$(4,504,356)	$481,998

The carrying values of the Company's cash, amounts receivable, accounts payable and accrued liabilities, term loan and loans payable approximate fair value due to their short maturities. The carrying value of the Company's lease liability is measured as the present value of the discounted future cash flows.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts as at March 31, 2023. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations caused by digital currency prices and exchange rates.

HIVE is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and other adverse changes in the industry can significantly and negatively impact the Company's operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company's digital assets and property, and equipment, resulting in impairment losses being recorded.

The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company's normal spending requirements on an ongoing basis and its expansionary plans. At current BTC prices, the Company's existing cash resources and the proceeds from any sale of its treasury and mined BTC will be sufficient to fund its capital investments and support its growth objectives. If the BTC price declines significantly, the Company would be required to raise additional funds from external sources to meet these requirements. Refer to details in Note 20 for the Company's ATM Equity Program.

As at March 31, 2023, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$6,992,032	$6,992,032	$-	$-	$-
Term loan	7,138,945	7,138,945	-	-	-
Convertible loan	9,352,425	3,586,888	5,765,537	-	-
Lease commitments	11,785,874	2,863,593	5,657,908	3,017,765	246,608
Loans payable and interest	15,763,395	1,389,988	2,691,267	2,572,990	9,109,150
Total	$51,032,671	$21,971,446	$14,114,712	$5,590,755	$9,355,758

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.    Financial Instruments and Risk Management (continued...)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar, major purchases are transacted in US dollars, while financing to date has been completed in Canadian and US dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency. A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, and Icelandic Krona. The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of March 31, 2023 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the US dollar:

	Net Monetary Position March 31, 2023 (USD$ equivalent)	Impact of 10% variance in foreign exchange rate (in foreign currency)
US Dollars	314,786	28,617
Canadian Dollars	8,667	575
Euro Dollars	(30,463)	2,966
Swiss Francs	34,968	3,435
Swedish Krona	2,621,440	22,668
Icelandic Krona	1,247,650	826

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account. The interest rate on the Company's loans is fixed in nature and have limited exposure to changes in interest rates.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any significant price risks with respect to its financial instruments.

Loss of access risk

The loss of access to the private keys associated with the Company's digital currency holdings may be irreversible and could adversely affect an investment. Digital currencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the digital currency is held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the digital currencies.

Irrevocability of transactions

Digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital currencies or the operation of digital currency networks or exchanges in a manner that adversely affects investments held by the Company.

Digital asset risk

Digital currencies are measured at fair value less cost to sell. Digital currency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and the political and economic conditions. Further, digital currencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of digital currencies; in addition, the Company may not be able to liquidate its holdings of digital currencies at its desired price if necessary. Investing in digital currencies is speculative, prices are volatile and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends. Digital currencies have a limited history, their fair values have historically been volatile and the value of digital currencies held by the Company could decline rapidly. A decline in the market prices of digital currencies could negatively impact the Company's future operations. Historical performance of digital currencies is not indicative of their future performance.

Many digital currency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many digital currency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from digital currency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the digital currency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's digital currency.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Digital currencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, that could have an adverse effect on the Company.

Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of digital currencies, or may adversely affect the Company, its operations and its investments.

Safeguarding of digital assets

The Company utilizes the Fireblocks platform which provides the Company a secure medium to access its digital wallets and transact with reputable; exchanges on sales of its digital assets. At the year end the Company utilised the Fireblocks platform for 98% of its digital currencies associated with its operations. Fireblocks, with locations in New York and Tel Aviv, utilizes a secure hot vault and secure transfer environment to help establish connections between the Company's wallets and exchanges. Fireblocks utilizes multi-party computation ("MPC") protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys. The use of MPC ensures private key shards are never concentrated to a single device at any point in time. The Company utilizes the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within the Fireblocks portal. As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signor requirements. All transactions initiated from Fireblocks that fail to meet the Company's predefined criteria per the engine policy are automatically rejected. All internal wallets owned by the Company and external wallets for addresses of the Company's counterparties require multiple approvals in accordance with our whitelisting policy. As such, the Company settles with counterparties or entities without the risk of losing funds due to deposit address attacks or errors. Fireblocks is SOC 2 Type II certified for the defined period and undergoes a SOC 2 review on an annual basis. The Company reviews the Fireblocks SOC 2 report to ensure they maintain a secure technology infrastructure and that their systems are designed and operating effectively. Additionally, the Company reviews its own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met. Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated "A" by A.M. Best based on the strength of the policy and has had no known security breaches or incidents reported to date.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Digital asset mining risk

The digital asset mining industry has seen rapid growth and innovation. In this environment of rapid change, there is no assurance that the Company will be able to compete effectively. The Company's expenses may be greater than we anticipate, and our investments to make the Company more efficient or to gain digital asset mining market share may not outpace our competitors. Moreover, the cost of gaining efficiency and maintaining or enhancing profit margins may be more than the Company can support given its overall strategy of holding Bitcoin, the currency in which our operating profits are generated. Among the factors that affect our position are the following.

ASIC and GPU miners and other necessary hardware for mining are subject to malfunction, technological obsolescence, shortages in the global supply chain and difficulty and cost in obtaining new hardware. In this context, we note that much has been said in the media about the widespread availability of GPU based mining machines as former Ethereum miners shut down their operations. The machines that HIVE requires are ASIC mining machines that are designed and built for Bitcoin mining, which is our main focus. As a result, any major malfunction out of the typical range of downtime for normal maintenance and repair of our Bitcoin mining systems could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share. New ASIC miners can be costly and may be in short supply.

There can be no assurances that the most efficient ASIC mining hardware will be readily available when we identify the need for it. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. As a result of competition for the latest generation ASIC mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Proof-of-work mining operations (such as the mining operations required to mine Bitcoin) consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. Regulatory changes or actions in foreign jurisdictions may affect the Company's business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects the Company's business. If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, the Company's business and the market price of the Company's common shares. Because Bitcoin is a leading crypto currency, all of the foregoing risk factors may apply especially to Bitcoin, which is central to our business.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

The Company's business strategy currently focuses on mining Bitcoin and prior to the Merge Ethereum, and our hardware is limited to mining using current proof-of-work protocols. There could be developments in proof of work protocols, or other competing validation methods or processes that render such business strategy obsolete or out of favor generally. Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain. Instead, the validator of the next block on a blockchain is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has "staked" in order to become a validator. As a result of the Merge, on September 15, 2022, Ethereum shifted to a proof-of-stake validation method, and the Company stopped mining Ethereum. Should Bitcoin also shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., "mining" or "validating") may render our mining business less competitive or less profitable. While we are not aware of how the Bitcoin blockchain could be so fundamentally modified, we have seen applications that offer sidechain alternatives to mining Bitcoin directly on the Bitcoin blockchain but that are integrated with the Bitcoin blockchain. To date, such efforts that we are aware of have been directed at increasing the volume and speed of Bitcoin transaction processing.

The aggregate computing power of the global Bitcoin and Ethereum networks has generally grown over time, and we expect it to continue to grow in the future. The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing miners. As the hash rate in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases. The Bitcoin protocol responds to increasing total hash rate by increasing the "difficulty" of Bitcoin mining. If this "difficulty" increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards. Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.

Any decrease in the Company's effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.

There is also a risk that the Company could be negative affected by a Bitcoin halving event. Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin. At a predetermined block, the mining reward is cut in half. The next Bitcoin halving is expected to occur in April 2024. While Bitcoin prices have had a history of price fluctuations around Bitcoin halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin halving to pre-Bitcoin halving profitability levels is too long, there is a risk that the Bitcoin halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

Uncertain tax positions

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope. For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers' ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in digital currencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. As recently as September 2021, China's central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity. Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore, and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. In September 2021, the Chinese government announced issued a complete ban that restricts digital currencies trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability. Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in digital currency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to digital currency miners. The effect of the China ban was a movement of those miners and their hashrates out of China and into other countries. The United Kingdom's Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital currencies, contending that they are "ill-suited" to retail investors citing extreme volatility, valuation challenges and association with financial crime.

Foreign laws, regulations or directives may conflict with those of the jurisdiction we operate in and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in. The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and our investment value.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

25.  Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 24).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company's future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company's digital currencies currently mainly consist of Bitcoin and Ethereum Classic. The table below shows the impact for every 5% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at March 31, 2023.

Impact of 5% variance in price
Bitcoin	$3,288,609
Ethereum Classic	5,864

26.  Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and adjusts to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, commencement of ATM Equity Programs, the sale of digital currencies or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is subject to externally imposed capital requirements due to its term loan (Note 15). The Company's overall strategy with respect to capital risk management remains unchanged from the prior year.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2023, and 2022 (Expressed in US dollars unless otherwise indicated)

27.  Segmented Information

The Company operates in one segment, the mining and sale of digital currencies. External revenues are attributed by geographical location, based on the country from which services are provided.

March 31, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$106,088,504	$106,088,504
Other revenue	-	-	-	-	228,714	228,714
	$-	$-	$-	$-	$106,317,218	$106,317,218

March 31, 2022	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$209,608,646	$209,608,646
Revenue from hosting	1,575,383	-	-	-	-	1,575,383
	$1,575,383	$-	$-	$-	$209,608,646	$211,184,029

The Company's plant and equipment are located in the following jurisdictions:

March 31, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$50,385,806	$31,544,383	$4,357,184	$-	$940,929	$87,228,302
ROU asset	4,157,475	6,682,914	-	-	132,794	10,973,183
	$54,543,281	$38,227,297	$4,357,184	$-	$1,073,723	$98,201,485

March 31, 2022	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$89,480,975	$84,501,305	$3,560,464	$-	$-	$177,542,744
ROU asset	5,370,052	7,036,748	-	-	181,082	12,587,882
	$94,851,027	$91,538,053	$3,560,464	$-	$181,082	$190,130,626

28.  Comparative Figures

Certain figures in the comparative period consolidated statements of financial position, consolidated statements of (loss) income and comprehensive (loss) income, consolidated statements of changes in equity and consolidated statements of cash flows have been reclassified to meet the current presentation. In the current year, the Company reclassified certain short-term accounts receivable to long-term receivables to conform to the nature of the amount and the operations of the Company.

29.    Subsequent Events

At-The-Market Equity Program

On May 10, 2023, the Company entered into an equity distribution agreement ("2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp. Under the 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "2023 ATM Equity Program" see Note 20).